February 8, 2008
By Federal Express and EDGAR
David R. Humphrey
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	General Motors Corporation Form 10-K for the year ended December 31, 2006 Form 10-Q for the nine months ended September 30, 2007 File No. 001-00043
Dear Mr. Humphrey:
On behalf of General Motors Corporation (“We,” “GM” or “the Corporation”), the following responses are being provided to the comments of the staff of the Securities and Exchange Commission contained in your December 31, 2007 letter regarding the above-referenced filings. For ease of reference, we have reproduced the staff’s comments below along with our response to each comment.
Form 10-K for the year ended December 31, 2006
Item 7 — Management’s Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Contractual Obligations and Other Long-Term Liabilities, page 68
1.	When presenting contractual obligations, please ensure that all obligations are shown in the table, including interest payments on your indebtedness. This information may be also presented within a footnote to the table. See FR-72 for guidance.
Response
In future filings, beginning with our 2007 Form 10-K, we will include all required obligations, including contractual interest payments on indebtedness, in our contractual obligations and other long-term liabilities disclosure.

February 8, 2008

Consolidated Financial Statements
Note 20 — Commitments and Continent Matters, page 163
2.	With respect to the rebates available to your GM Card program cardholders, tell us and revise your filing to describe your accounting policy for the cost associated with these incentives. Please include an explanation of deferred program income and how such income is recognized. Also, tell us the amount of deferred program income that has been netted against the amount of rebates available at December 31, 2006 and 2005, and why you believe this net presentation is appropriate.
Response
We operate several credit card programs, through issuing banks, in which we earn revenue in exchange for the use of our name on the card and for providing rebate points to card holders. Rebate points can be applied to the purchase or lease of GM vehicles by card holders based on the accumulation of points. The points are earned for each dollar spent by the card holder utilizing the GM credit card and expire seven years from the original date earned. As discussed below, revenue earned under the program is deferred and amortized over the period of redemption.
Summary of GM Card program accounting
Our accounting for the income earned under the GM Card program and points redeemed by card holder is as follows:
On receipt of cash:

DR — Cash	$XXX
CR — Deferred Income		$XXX
This amount is recognized as income over the period of redemption:

DR — Deferred Income	$XXX
CR — Income		$XXX
Upon the sale of a GM vehicle to a GM dealer, we record the following entries related to the GM Card program, which represents our estimate of the amount of GM Card rebates to be applied to a vehicle:

DR — Automotive Revenue	$XXX
CR — Redemption Liability		$XXX
When a card holder redeems points, the GM dealer reduces the price paid by the customer by the applicable amount and receives a reimbursement from GM:

DR — Redemption Liability	$XXX
CR — Cash		$XXX

February 8, 2008

Revenue recognition on GM Card program
For programs in which we have a redemption liability, we recognize the payments received from the bank over our estimate of the time period the customer will accumulate and redeem their rebate points. Currently, this time period is estimated at 60 months and such revenue is amortized using the straight-line method. This redemption period is reviewed periodically to determine if it remains appropriate.
We believe this accounting is in accordance with Staff Accounting Bulletin No. 104, Revenue Recognition (SAB 104). SAB 104 states that revenue should not be recognized until it is realized or realizable and earned. SAB 104 also states that revenue generally is realized or realizable when all of the following four criteria are met:
•	Persuasive evidence of an arrangement exists,

•	Delivery has occurred or services have been rendered,

•	The seller’s price to the buyer is fixed or determinable, and

•	Collectibility is reasonably assured
Section 13A3(F) of SAB 104 states “up-front fees, even if nonrefundable, are earned as the products and/or services are delivered and/or performed over the term of the arrangement or the expected period of performance and generally should be deferred and recognized systematically over the periods the fees are earned.” Additionally, SAB 104 states that “a systematic method would be on a straight-line basis, unless evidence suggests that revenue is earned or obligations are fulfilled in a different pattern, in which case that pattern should be followed.”
Considering the above guidance, all but the second criteria have been met with regard to the cash received related to the majority of the credit card programs. As we receive cash each month, we have not rendered all of the services that we are required to perform, since we are obligated to provide a future sales incentive to the credit card customer based on the points they have accumulated and therefore we do not satisfy that obligation until the customer redeems the points. In addition, we have a long-term commitment with the credit card company permitting use of the GM name. We believe the best approach is to defer revenue from the program and recognize it over the estimated average period in which the customer will accumulate and redeem their points (redemption period).
Accounting for cost of GM Card program incentives
For those programs in which we have a redemption liability, we estimate and accrue the redemption liability anticipated to be paid to the dealer at the time specific vehicles are sold to the dealer. The redemption cost is classified as a reduction of revenue in our statements of operations in accordance with paragraph 9 of EITF 01-09, Accounting for Consideration Given by a Vendor to a Customer (including a Reseller of the Vendor’s Products) (EITF 01-09). The timing of recognition of the sales incentive liability is consistent with the guidance in paragraph 22 of EITF 01-09, which states, in part:
A vendor should recognize the “cost” of the sales incentive at the later of the following:
a.	The date at which the related revenue is recognized by the vendor

b.	The date at which the sales incentive is offered (which would be the case when the sales incentive offer is made after the vendor has recognized revenue; for example, when a manufacturer issues coupons offering discounts on a product that it already has sold to retailers).

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Although card holders accumulate points based on credit card purchases over time, we only accrue a liability related to vehicles sold to dealers and included in dealer inventory as accumulated points do not have cash value (with the exception of the GM Flex Card, which is immaterial) and are not transferable. Absent the purchase of a GM vehicle, there is no benefit to the card holder and accumulated points will expire unused. This accounting is similar to other sales incentive programs where we record a liability for the estimated reduction in revenue that will result from the use of a sales allowance in the purchase of a vehicle in dealer stock, for which revenue has already been recognized.
In future filings, beginning with our 2007 Form 10-K, we will disclose in our significant accounting policies footnote, the accounting for revenue and expenses attributable to the credit card program. Additionally to the extent the amounts are material, we will provide the following information in tabular format which summarizes the amounts recorded at the balance sheet date.
Our credit card program deferred revenue and liabilities are included under the following balance sheet captions at December 31:
Current liabilities:
   Other accrued liabilities
Other liabilities and credits:
   Deferred revenue
   Other liabilities
We supplementally advise the staff that at December 31, 2006 and 2005, our deferred program income and redemption liability have not been netted and are reflected separately as deferred income and an accrued liability in our consolidated balance sheets at December 31, 2006 and 2005.
3.	Please disclose whether or not the amount of rebates available to qualified cardholders net of deferred program income is reflected as a liability on your balance sheet. If not reflected as a liability, disclose how rebates will be accounted for when applied against the purchase or lease of GM vehicles.
Response
We advise the staff that 100 percent of the income received from our credit card program is deferred and amortized into income as described in our response to Comment #2. Only the estimated amount of rebates that will be redeemed on sale to our dealers based on historical experience is recorded as a redemption liability on the balance sheet. The total amount of rebates available to qualified cardholders net of deferred program income is disclosed in footnote 20 to our consolidated financial statements. Our accounting for how rebates are applied against the purchase or lease of GM vehicles is discussed above in our response to Comment #2 under the sub-heading Accounting for cost of GM Card program incentives.
4.	In order to enhance your current disclosures related to commitments and contingent matters, please consider aggregating this information in a tabular format, which identifies the individual components and summarizes your total exposure.

February 8, 2008

Response
In future filings, beginning with our 2007 Form 10-K, we will include a tabular disclosure of our commitments. As you requested, we considered providing a tabular presentation of contingent matters but concluded that under current circumstances it would not be meaningful to readers. We reached this conclusion as we believe that the narrative disclosures accompanying each contingent matter is critical to a reader’s understanding of management’s assessment of whether it is reasonably possible or remote that a contingency would become a liability, and provides an understanding of the time over which the contingencies may be resolved, the degree of uncertainty in the range of potential exposures, the context in which the contingency arose and the current status of any legal actions.
Form 10-Q for the nine months ended September 30, 2007
Item 1 — Condensed Consolidated Financial Statements
Notes to Condensed Consolidated Financial Statements
Note 5 — Investment in Nonconsolidated Affiliates, page 12
5.	Based on the current conditions in the credit market and overall economy, please expand your disclosures to clearly discuss the effect of these conditions on your GMAC investment. Specifically, please address the effect of these conditions on the assumptions used at arriving at potential payments and additional funding requirements related to your agreements with GMAC.
Response
In future filings, beginning with our 2007 Form 10-K, we will expand our disclosures in Note 5 as well as in MD&A to discuss in more detail the effect of any continuing deterioration in conditions in the credit and housing markets which has significantly and negatively affected the operating results of GMAC’s operations, including its residential mortgage business. Please refer to our response to comment 10, where we discuss our proposed disclosures and discussion of our contractual agreements with GMAC and funding requirements as outlined in GMAC’s LLC operating agreement.
Note 11 — Income Taxes, page 25
6.	We note you recorded a $38.5 billion allowance against your deferred tax assets. However, in light of the fact that you have certain credits that appear to extend for approximately 20 years, please tell us and expand your disclosure to indicate how you arrived at the conclusion that you will not generate sufficient taxable income over the corresponding time frame to make it more likely than not that you will never recover these assets. Additionally, based on your disclosures on page 142 of the December 31, 2006 Form 10-K, it appears that a portion of your tax carry-forwards can be carried forward indefinitely. As such, please tell us how you concluded that a full valuation is warranted.

February 8, 2008

Response
In accordance with SFAS No. 109, “Accounting for Income Taxes” (SFAS No. 109), we evaluate our deferred income taxes quarterly to determine if valuation allowances are needed. In reaching our conclusion for the third quarter of 2007 that a full valuation allowance was needed against our net deferred tax assets in the U.S., Canada and Germany, we considered all evidence, both positive and negative.
The realization of our deferred tax assets depends on our ability to generate sufficient taxable income within the carryback or carryforward periods, in the appropriate tax jurisdiction and of the appropriate type (for example, ordinary income vs. capital gains). Paragraph 21 of SFAS No. 109 states:
The following four possible sources of taxable income may be available under the tax law to realize a tax benefit for deductible temporary differences and carryforwards:
a. Future reversals of existing taxable temporary differences
b. Future taxable income exclusive of reversing temporary differences and carryforwards
c. Taxable income in prior carryback year(s) if carryback is permitted under the tax law
d. Tax-planning strategies (paragraph 22) that would, if necessary, be implemented to, for example:
(1) Accelerate taxable amounts to utilize expiring carryforwards
(2) Change the character of taxable or deductible amounts from ordinary income or loss to capital gain or loss
(3) Switch from tax-exempt to taxable investments.
When evaluating our net deferred tax assets we are also guided by paragraph 25 of SFAS No. 109 which states, in part, “The weight given to the potential effect of negative and positive evidence should be commensurate with the extent to which it can be objectively verified. The more negative evidence that exists (a) the more positive evidence is necessary and (b) the more difficult it is to support a conclusion that a valuation allowance is not needed for some portion or all of the deferred tax asset.”
Finally, companies experiencing recent losses need to consider the guidance in paragraph 23 of SFAS No. 109, which states, in part, “Forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years.”
The starting point of our analysis was to consider future reversals of existing deferred tax liabilities in each tax jurisdiction as a source of future taxable income. Based on this analysis, we concluded that there did exist an objective and verifiable source of future taxable income in the form of deferred tax liabilities sufficient to utilize a portion of our deferred tax assets. Therefore, the remainder of our analysis focused only on our remaining deferred tax assets, net of deferred tax liabilities (i.e., net deferred tax assets).
We then considered remaining carryback periods, if permitted under the tax law, and available tax planning strategies. Based on this analysis, we concluded that no carryback periods remained available and that there were no viable tax planning strategies that we could implement to enable utilization of our net deferred tax assets in the U.S., Canada and Germany.
We then considered our recent adjusted historical financial results for each jurisdiction. We define recent adjusted historical financial results as the actual results for the previous twelve quarters, adjusted for unusual items or charges, many of which were incurred to improve future profitability. Our recent

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adjusted historical financial results indicated that we were in a cumulative three-year loss position in the U.S., Canada and Germany. Because our recent adjusted historical financial results are both objective and verifiable, we considered this to be a significant piece of negative evidence which was difficult to overcome.
Further negative evidence included a revised expectation that near-term future financial results would worsen from those previously expected, including substantial declines in the operating results of our equity affiliate, GMAC, resulting in an expectation that our net deferred tax asset would continue to increase before potential utilization.
In evaluating all available evidence, we gave substantial weight to our recent adjusted historical financial results. In addition, our near-term financial outlook was weighted more heavily than our medium- to long-term financial outlook as the near-term outlook, by its nature, is more reliable. While we believe our long-term outlook is positive, SFAS No. 109 requires that less weight be given to this type of positive evidence as a source of taxable income given our recent adjusted historical financial results and near-term outlook for continued negative financial results. In making this determination to give less weight to our long-term financial outlook, we also considered the following additional external factors:
•	The possibility for continued or increasing price competition in the highly competitive U.S. market. This was seen in the external market in the third quarter of 2007 when a competitor introduced its new full-size trucks and offered customer incentives to gain market share. Accordingly, we increased customer incentives on our recently launched full-size trucks, which were not previously anticipated.

•	Continued high fuel prices and the possible effect that may have on consumer preferences related to our most profitable products, full-size trucks and utility vehicles.

•	Uncertainty over the effect on our cost structure from more stringent U.S. fuel economy and global emissions standards which may require us to sell a significant volume of alternative fuel vehicles across our portfolio.

•	Uncertainty as to the future operating results of GMAC’s Residential Capital, LLC mortgage business and

•	Acceleration of tax deductions for OPEB liabilities as compared to prior expectations due to changes associated with the Retiree MOU.
After considering all available evidence, we concluded that the negative evidence consisting of recent adjusted historical financial results and our near-term financial outlook outweighed the positive evidence of our expectations of future positive financial results necessary to utilize our net deferred tax assets in the U.S., Canada and Germany. Accordingly, we concluded under the guidance of SFAS No. 109 that it was more likely than not that we would not generate sufficient taxable income, regardless of the carryforward period (which in certain instances are 20 years or for indefinite periods), to utilize our net deferred tax assets in these jurisdictions and that full valuation allowances were needed for these net deferred tax assets. We believe it would be unusual for a company to record a partial valuation allowance in light of these facts and circumstances. When our operating performance improves on a sustained basis, our conclusion regarding the need for full valuation allowances could change. To the extent we are able to reverse some or all of the valuation allowances in the future we will report the effects of such reversals in accordance with the guidance of SFAS No. 109.

February 8, 2008

In future filings, beginning with our 2007 Form 10-K, we will expand our disclosures to indicate how we arrived at our conclusion to record a full valuation allowance against our U.S., Canadian and German net deferred tax assets and offer the following proposed disclosure:
We have significant deferred tax assets resulting from net operating loss carryforwards, tax credit carryforwards and deductible temporary differences that may reduce taxable income in future periods. The detailed components of our deferred tax assets, liabilities and valuation allowances are included in Note ___ to our consolidated financial statements.
Valuation allowances have been established for deferred tax assets based on a “more likely than not” threshold. Our ability to realize our deferred tax assets depends on our ability to generate sufficient taxable income within the carryback or carryforward periods provided for in the tax law for each applicable tax jurisdiction. We have considered the following possible sources of taxable income when assessing the realization of our deferred tax assets:
•	Future reversals of existing taxable temporary differences

•	Future taxable income exclusive of reversing temporary differences and carryforwards

•	Taxable income in prior carryback years

•	Tax-planning strategies
During the third quarter of 2007, we recorded a charge of $39 billion related to establishing valuation allowances against our net deferred tax assets in the U.S., Canada and Germany. Concluding that a valuation allowance is not required is difficult when there is significant negative evidence which is objective and verifiable, such as cumulative losses in recent years. We utilize a rolling twelve quarters of results as a measure of our cumulative losses in recent years. We then adjust those historical results to remove certain unusual items and charges. In the U.S., Canada and Germany our analysis indicates that we have cumulative three year historical losses on an adjusted basis. This is considered significant negative evidence which is objective and verifiable and therefore, difficult to overcome. In addition, as discussed in [location in MD&A] our near-term financial outlook in the U.S., Canada and Germany deteriorated during the third quarter. While our long-term financial outlook in the U.S, Canada and Germany remains positive, we concluded that our ability to rely on our long-term outlook as to future taxable income was limited due to uncertainty created by the weight of the negative evidence, particularly:
•	Our expected near-term negative financial outlook, due to the overall economy, consumers’ reluctance to purchase, turmoil in the housing and mortgage markets, decreased availability of credit and the threat of a recession,

•	The highly competitive U.S. market where excess manufacturing capacity has resulted in intense price competition,

•	Continued high fuel prices and the possible effect that may have on consumer preferences related to our most profitable products, full-size trucks and utility vehicles,

•	Uncertainty over the effect on our cost structure from more stringent U.S. fuel economy and global emissions standards,

•	Uncertainty as to the future operating results of GMAC’s Residential Capital, LLC mortgage business and

February 8, 2008

•	Acceleration of tax deductions for OPEB liabilities as compared to prior expectations due to changes associated with the Retiree MOU.
Accordingly, based on our current circumstances and uncertainty regarding our future taxable income, we recorded full valuation allowances against these net deferred tax assets during the third quarter of 2007. When our operating performance improves on a sustained basis, our conclusion regarding the need for full valuation allowances could change, resulting in the reversal of some or all of the valuation allowances in the future.
7.	Please tell us how and why the previously expected timing related to the tax deductions for OPEB liabilities changed as a result of the Retiree MOU. In your response, please provide us with the accelerated timing.
Response
As a general rule, expenses related to our OPEB liabilities are deductible for U.S. Federal income tax purposes only when we make a payment (i.e., on a cash basis versus an accrual basis). The tax deductible payment can be in the form of either a direct payment by us to a health care provider, or by making a contribution to the VEBA trust to pre-fund future payments to providers. The existing internal VEBA trust assets may be used to pay providers directly, or reimburse us for retiree health care expenses already paid directly to providers. In the same way that contributions by us to the VEBA trust are tax deductible, withdrawals for reimbursement from the VEBA trust can produce taxable income.
Prior to signing the Memorandum of Understanding — Post-Retirement Medical Care (“Retiree MOU”), we had a degree of flexibility in making contributions to the VEBA trust for OPEB liabilities as well as in making reimbursement withdrawals from the VEBA trust, both actions available as tax planning as a means of utilizing our U.S. deferred tax assets. However, the recently signed Retiree MOU eliminated this flexibility for VEBA trust contributions and withdrawals in two ways. First, there will be no future withdrawals by the Corporation from the VEBA trust set up for OPEB liabilities which would have had the effect of renewing the carryforward period. Second, contributions to a new independent VEBA trust for OPEB liabilities were negotiated with the UAW and many of those contributions originally envisioned to be made over an extended period, based on the expected lives of our retirees and active employees, are now required to be made no later than 2010. The net effect of these two developments is to significantly accelerate the time at which OPEB costs become deductible for U.S. Federal income tax purposes and, therefore, accelerate the time in which they must be used prior to their expiration.
8.	Please tell us and expand your disclosure to indicate how your views of the challenges in the North American and German near-term markets changed during the third quarter. Your disclosures should be expanded to indicate the specific challenges you are facing and how your views changed from quarter to quarter. In this regard, please reconcile for us the guidance provided by Paul Ballew and Fritz Henderson in their presentation at the 2007 GM Global Securities Analysts’ Conference, as furnished in your August 8, 2007 Form 8 ·K, to the recognition of a full valuation allowance on your deferred tax assets.

February 8, 2008

Response
During the third quarter of 2007, our views on the near-term challenges in the North American and German automotive markets changed in the following key areas:
North America
Our views of the near-term challenges in the North American market changed with respect to the health of the overall economy and the ability and willingness of consumers to purchase our products given the turmoil in the mortgage market, continued reductions in housing values, high energy prices and the threat of a recession. These negative developments caused us to change our view of our ability to continue to reduce customer incentives to maintain profitability on our products, the expected overall level of sales in the North American automotive market and the outlook for GMAC’s residential mortgage business. Specific examples of disclosures of how our views changed from August 2007 when Fritz Henderson and Paul Ballew made their presentation and October 2007, when we were finalizing the preparation of our September 30, 2007 financial statements, are discussed below.
Subsequent to the August 2007 presentation by Fritz Henderson and Paul Ballew, our forecast of North American revenue went from flat (as indicated on slide 11 of Fritz Henderson’s presentation in August 2007) to negative based on a significant decline in expected volume for the remainder of 2007 and into 2008. This volume decline in our forecast is based on the overall decline in the U.S. economy during the course of 2007, which significantly worsened during the third quarter.
Another significant development that negatively affected our forecasted revenue for the remainder of 2007 and into 2008 is an anticipated increase in customer incentives, particularly on our newly launched full-size trucks. Reducing customer incentives is a key imperative for us, and we had been successful in reducing incentives through the second quarter (as indicated on slide 16 of Paul Ballew’s presentation in August 2007).
As a result of these factors, subsequent to August 2007, we revised our forecast for the remainder of 2007 and 2008. At the end of the second quarter, we were forecasting positive operating results for our North American operations. As the effects of these factors became clearer, we revised our forecasted operating results downward and now anticipate a loss in our North American operations in 2007 and continuing negative results in 2008.
Germany
Critical to our operating performance in the German market is our ability to maintain profitable pricing, which deteriorated significantly during the third quarter. As a result, we revised our expectation that the pricing challenges would be short term to an expectation that they would continue into 2008. Our views evolved based on several external factors. Germany increased rates for value added tax (VAT), including VAT on automobiles, from 16% to 19% beginning January 1, 2007. Our initial view was that this increase would depress 2007 sales volumes in the short term, as certain sales would naturally be pulled ahead into the fourth quarter of 2006 as consumers took advantage of the lower VAT, but that it would not affect sales beyond the first quarter of 2007. However, industry volumes in Germany continued to trend downward in the second quarter in response to the increased VAT. In response to this industry-wide volume decline during the second quarter, competitors increased incentives to maintain volume. While we also raised our incentives to maintain volume and market share, we did not believe that this

February 8, 2008

unfavorable pricing would continue beyond the short-term. However, during the third quarter, significant uncertainty developed in the market reflecting a new factor — the impact new European environmental regulations would have on the German automotive market. This further constrained volumes as consumers delayed purchases over the uncertainty of the cost of these new environmental regulations on automobiles. Finally, the global effect of the turmoil in the credit markets and increased oil prices continued to diminish consumer’s ability and willingness to purchase new vehicles. Based on the combination of these factors, we changed our view of the near-term German automotive market during the third quarter from a view of short-term (within the current fiscal year) unfavorable market conditions to near-term unfavorable market conditions extending into 2008.
In the August 2007 presentation by Fritz Henderson, Europe as a whole was discussed, where there is significant strength in certain markets, particularly Eastern Europe. Germany as a subset of Europe was not specifically discussed in the August 2007 presentation.
Supplementally, we advise the staff that in August 2007, we anticipated improvement in GMAC’s Residential Capital, LLC (ResCap) operations and continued improvement during 2008 (as indicated on slide 28 of Fritz Henderson’s presentation in August 2007). However, based on the significant loss incurred by ResCap in the third quarter of 2007 and revised expectations of operating results in the near future, we now anticipate that ResCap will continue to incur losses, and the previously anticipated recovery in operating results will not occur in the near-term.
In future filings, beginning with our 2007 Form 10-K, we will expand our disclosures to indicate how our views of the challenges we face in the North American and German markets have changed.
Note 15 — Impairment, Restructuring and Other Initiatives
Impairments, page 32
9.	Based on the impairment of your tax deferred assets, it appears you do not expect to generate taxable income in the foreseeable future. In this regard, please tell us whether you believe this would be a triggering event under paragraph 8 of SFAS 144, requiring the performance of an impairment analysis of your long lived assets and goodwill.
Response
We advise the staff that we utilize the same financial data in assessing our long-term assets for impairment, testing our goodwill for impairment and in completing our analysis of recoverability of our net deferred tax assets. As described in our response to Comment #6, we continue to believe that on an overall basis we will generate taxable income in the future. In fact, while we are projecting near-term taxable losses through 2009, we are projecting significant medium- and long-term taxable income that would be sufficient to enable us to utilize our deferred tax assets. However, SFAS No. 109 requires us to give greater weight to factors which can be objectively verified (i.e., historical factors such as three years of adjusted cumulative losses) than to more subjective factors such as future projected taxable income. Because of the weighting of negative and positive evidence under SFAS No. 109, it is not appropriate to place equal or greater weight on this type of medium- and long-term positive evidence compared to our recent historical financial results and near-term outlook. Therefore, since we are projecting taxable losses only in the near-term and significant operating and taxable income thereafter, our SFAS No. 109 analysis does not constitute an impairment trigger under paragraph 8 of SFAS No. 144.

February 8, 2008

Consistent with our conclusion under SFAS No. 144, we do not believe this was an impairment indicator under paragraph 28 of SFAS No. 142, Goodwill and Other Intangible Assets during the third quarter of 2007. We supplementally advise the staff that we are in the process of completing our annual goodwill impairment analysis, which we perform in the fourth quarter of each year. The financial statements that will be included in our 2007 Form 10-K will reflect the conclusions of that analysis.
Note 18 — Transactions with GMAC, page 45
10.	We note, that you have entered into several agreements with GMAC, which provide for payments under certain circumstances. Additionally, based on the current conditions in the credit markets, and your disclosures in Note 11 — Income Taxes, which appear to indicate a significant downturn in your GMNA segment, it appears that, at minimum, you should revise your disclosures to include the following:

•	The total potential pay-outs related to guarantees made on behalf of GMAC;

•	The total potential payments related to residual value guarantees made to GMAC;

•	The total potential payments related to guarantee of minimum collections from customers;

•	The likelihood that further impairment would be necessary.
Your disclosures should be detailed and address management conclusions as to whether potential payments are remote or reasonably possible.
Response
We advise the staff that while we have made no guarantees of direct obligations of GMAC, we have provided payment guarantees on commercial loans funded by GMAC to certain third parties as described below.
In our filing on Form 10-Q for the quarter ended September 30, 2007, we included the following disclosures regarding the remaining items in the staff’s comment regarding transactions with GMAC:
In “Note 18 — Transactions with GMAC,” we have disclosed the following related to total potential payments related to residual value guarantees made to GMAC:
At September 30, 2007, the maximum additional amount that could be paid by us under the residual support program is $903 million. Our assessment is that it would be unlikely that the proceeds from the entire portfolio of assets would be lower than both the contractual residual value and GMAC’s standard residual rates. As of September 30, 2007, we have a total reserve of $92 million based on our estimated required future payments to GMAC associated with the residual support program.
At September 30, 2007, the maximum amount guaranteed under the risk sharing arrangement is $978 million and would only be paid in the unlikely event that the proceeds from all outstanding lease vehicles would be lower than GMAC’s standard residual rates, subject to the limitation. As of September 30, 2007, we have a total reserve of $123 million based on our estimated future payments to GMAC associated with the risk sharing arrangement.

February 8, 2008

We believe the above disclosures are appropriate and sufficient.
Regarding potential payments related to guarantee of minimum collections from customers, we advise the staff that we have made no guarantees to GMAC of minimum collections from customers. However, we have provided payment guarantees on commercial loans made by GMAC to certain third-parties. The following disclosure of those guarantees is included in the commitments section of “Note 10 — Commitments and Contingent Matters” in our filing on Form 10-Q for the quarter ended September 30, 2007:
We also provide payment guarantees on commercial loans made by GMAC and outstanding with certain third-parties. As of September 30, 2007, the maximum commercial obligations we guaranteed related to these loans was $126 million. Years of expiration of these guarantees range from 2007 to 2012. Based on the creditworthiness of these third parties, the value ascribed to the guarantees we provided was determined to be insignificant.
We believe the above disclosures are appropriate and sufficient.
Regarding the likelihood that further impairment of our investment in GMAC would be necessary, we have disclosed the following in “Note 5 — Investments in Nonconsolidated Affiliates” of our filing on Form 10-Q for the quarter ended September 30, 2007:
As a result of deteriorating conditions in the residential and home building markets, recent credit downgrades of its unsecured debt obligations and significant year-to-date losses of its residential mortgage business, GMAC conducted an interim goodwill impairment test during the third quarter of 2007. GMAC concluded that the carrying amount of the reporting unit, including goodwill, exceeded its fair value and recorded an impairment loss of $455 million. We reduced our investment in GMAC by $223 million at September 30, 2007. Equity in loss of GMAC LLC for the three and nine months ended September 30, 2007 includes GM’s share of GMAC’s impairment charge.”
In future filings, beginning with our 2007 Form 10-K, we will expand our accounting policy disclosure to address how we assess impairments of our investments in equity affiliates and offer the following proposed disclosure:
Investees accounted for under the equity method of accounting are evaluated for impairment in accordance with the guidance in Accounting Principles Board Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock. An impairment loss would be recorded whenever a decline in value of an equity investment below its carrying amount is determined to be other than temporary. In judging “other than temporary,” we would consider the length of time and extent to which the fair value of the investment has been less than the carrying amount of the equity affiliate, the near-term and longer-term operating and financial prospects of the equity affiliate, and our longer-term intent of retaining the investment in the equity affiliate.

February 8, 2008

Additionally in future filings, beginning with our 2007 Form 10-K, we will expand our GMAC disclosure to further address impairment and offer the following proposed disclosure:
We periodically evaluate the carrying value of our investment in GMAC, including our Preferred Membership Interests, to assess whether our investment is impaired. We currently believe our investment in GMAC is not impaired. However, there are many economic factors which are unstable at this point, which may affect GMAC’s ability to generate sustainable earnings and continue distributions on its Preferred Membership Interests and accordingly, our assessment of impairment. These factors include:
•	The instability of the global credit and mortgage markets and the effect of this on GMAC’s Residential Capital, LLC (ResCap) subsidiary as well as its automotive finance, insurance and other operations.

•	The deteriorating conditions in the residential and home building markets, including significant changes in the mortgage secondary market, tightening underwriting guidelines and reduced product offerings.

•	Recent credit downgrades of GMAC and ResCap and the effect on their ability to raise capital necessary on acceptable terms.

•	Effect of the expected near-term automotive market conditions on GMAC’s automotive finance operations.
11.	Based on disclosures in Note 7 — Investment in Nonconsolidated Affiliates on page 126 of your Form 10-K for the year ended December 31, 2006, it appears that the GMAC Board may suspend payment of Preferred membership interests and may reduce any distributions in order to avoid a reduction of equity capital. In this regard, please revise to indicate the amount of equity in earnings available for distributions and the likelihood that amounts available for distribution will be reduced. Also, discuss how any future reductions in distributions will be considered in addressing the recoverability of your investment in GMAC.
Response
As provided in our disclosure in Note 7 of the 2006 Form 10-K, distributions on Preferred Membership Interests accrue during each quarter at a rate of 10% per annum. The distributions are non-cumulative. Since our divesture of 51% of the equity interest in GMAC in November 2006, quarterly distributions have been made on the Preferred Membership Interests at the rate of 10% per annum. In the event that it is reasonably possible that distributions will be reduced or suspended in the future, we will revise to disclose the likelihood of such reduction or suspension in future filings and how such reductions or suspensions will be treated in our analysis of recovery of our investment in GMAC. Additionally, we will disclose, beginning with our 2007 Form 10-K, that the GMAC Board may reduce any distribution to the extent required to avoid GMAC’s net book value falling below contractually required levels.

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Item 2 — Management’s Discussion and Analysis of Financial Conditions and Results of Operations
GM Automotive Regional Results
GM North America, page 65
12.	One of the primary objectives in preparing your MD&A should be to provide a narrative explanation of the financial statements that enables investors to see the company through the eyes of management. Identifying the effects of trends, events, demands, commitments and uncertainties alone, without describing the reasons underlying these effects may not provide the reader with sufficient insight. For example, based on the recognition of a full valuation allowance on your deferred tax assets, it appears that you do not expect to generate taxable income in the foreseeable future. Therefore, if applicable, you should revise your filing to include a significant discussion related to your net losses and whether you expect to continue to incur net losses in the foreseeable future. See FR ·72 (Release No. 33-8350).
Response
As discussed above in our response to Comment #6, our decision to recognize a full valuation allowance against our net deferred tax assets in the U.S., Canada and Germany pursuant to SFAS No. 109 reflected recent historical results as well as our revised projections that near-term financial results in the U.S., Canada and Germany would worsen from what we had previously anticipated, although our long-term outlook remained favorable. Accordingly, although we anticipated difficult conditions in the U.S., Canada and Germany in the near-term, it would be inappropriate to say that we did not expect to generate taxable income in the foreseeable future. The MD&A in our filing on Form 10-Q for the quarter ended September 30, 2007 indicates that we recognized a significant risk that economic conditions in the U.S., Canada and Germany may have a substantial negative effect on our near-term results.
The portion of the MD&A related to GM North America included several references to current economic weaknesses, particularly those related to the mortgage market, housing values and energy prices, and the threat that they created in the short-term. For example, the discussion of the North America turnaround plan under “Strategy” (page 54) concludes:
We recognize, however, that in the near term continuing weakness in the U.S. automotive market, and its impact on Canadian operations that are linked to the U.S. market, will provide a significant challenge to improving earnings and cash flow, and could constrain our ability to achieve future revenue goals.
The discussion in the following paragraph about emerging markets notes, “We believe that growth in these emerging markets will help to offset challenging near-term market conditions in mature markets, such as the U.S. and Germany.”
Under “GM Automotive Regional Results—GM North America (GMNA),” the disclosure regarding Total Net Sales and Revenue states:
Industry vehicle unit sales in North America decreased by 291,000 units (or 5.5%) and by 465,000 units (or 3%) for the three and nine months ended September 30, 2007, respectively, in relation to the comparable periods of the prior year principally due to weakness in the economy

February 8, 2008

resulting from a decline in the housing market and rising and volatile gas prices. We expect that the weakness in the U.S. economy will result in challenging near-term market conditions in GMNA.
In the “Key Factors Affecting Future and Current Results” portion of MD&A, we included this statement in the discussion of our sales and marketing strategy: “We recognize, however, that continuing weakness in the U.S. automotive market is likely to provide a significant challenge to improving sales of vehicles manufactured in the U.S. and Canada in the near term” (page 79).
In addition, other portions of the Form 10-Q, related to the deferred tax asset valuation allowance and to risk factors, provided additional disclosure about the likelihood of lower projected earnings and greater uncertainty in the near-term.
We note that these disclosures, as well as the reasons for the change in our view of projected near-term financial results in the U.S. during the third quarter of 2007 described in our response to Comment #8, involved anticipating a future trend or event. Under FR-2 (Release 33-6835) such disclosures are optional, since they involve “anticipating a future trend or event or anticipating a less predictable impact of a known event, trend or uncertainty.” In contrast, the Release notes, disclosure is required in situations involving currently known events, trends, or uncertainties that are reasonably expected to have material effects. In such cases, companies must discuss the underlying reasons for such events, trends, or uncertainties if those reasons are material and determinable.
As the disclosures quoted above demonstrate, our view of the near-term outlook in the U.S., Canada, and Germany recognizes risks resulting from a number of dynamic conditions outside our control, such as general economic health and the strength of the local automotive market. As the Release states, disclosure of known trends or uncertainties is required only in situations involving events that have already occurred or are anticipated based on known facts. We believe that the disclosures described above involved anticipating a future trend or event and therefore were voluntary forward looking statements according to the Commission’s guidance, as opposed to known events or uncertainties that required disclosure.
We respectfully submit that our disclosure in the Form 10-Q for the quarter ended September 30, 2007 was sufficient with respect to known future events and uncertainties. We recognize the staff’s concern, however, with providing readers with sufficient insight into management’s view of the basis for taking a valuation allowance against our net deferred tax assets and its implications for future results of business operations. In our 2007 Form 10-K, to the extent it is meaningful to users of our financial statements, we will expand our disclosure to provide more forward looking information regarding near-term outlook in the U.S., Canada, and Germany, as appropriate.
Key Factors Affecting Future and Current Results
Turnaround Plan, page 78
13.	Your disclosures include a significant discussion related to positive effects of your GMNA turnaround plan as well as your continued effort to execute it. However, in light of the fact that you recognized a full valuation allowance on your deferred tax assets due, in part, to your views of the challenges in the North American and German near-term markets, it is unclear how your North America turnaround plan disclosures are consistent with the recognition of a full valuation

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allowance. Furthermore, based on your disclosures on page 55, we note that you anticipate improved automotive earnings and cash flows. In this regard, please reconcile these statements for us and revise future filings to address this apparent inconsistency.
Response
As discussed above in our responses to Comments #6, 8, and 9, our determination to take a full valuation allowance against our deferred tax assets was based on a number of factors, primarily our recent adjusted historical results, specifically our cumulative three-year loss position. Our decision also reflected our revised projection that near-term future financial results in the U.S. and Germany would worsen from what we had previously anticipated, although our long-term outlook remained favorable.
The overview to our MD&A includes a discussion of the North America turnaround plan, since it is one of the areas on which management is most focused. Release 33-8350 “encourages” companies to include an overview that provides insight into material opportunities, challenges and risks and to discuss areas on which the company’s executives are most focused. The discussion on pages 54-55 presents management’s plan for growth and profitability. Our disclosure presents a discussion of our prospective programs for addressing our opportunities and also discussing our challenges. As noted above in our response to Comment #12, the discussions of the North America turnaround plan on page 54 included specific disclosures that weaknesses in the U.S. automotive market would pose challenges to improvements in the near-term.
In “Strategy—Improve Business Results” (page 55), we stated, “We anticipate improved automotive earnings and cash flow in 2007, resulting from further cost reductions and increased vehicle sales, particularly of newly introduced models.” In future filings, we will refer to improved automotive income (losses) from operations before income taxes, other equity income and minority interests to the extent applicable when comparing periods. We project that automotive income (losses) from operations before income taxes, other equity income and minority interests will improve from comparable results in 2006. We believe this is not inconsistent with our recognition of full valuation allowances against our net deferred tax assets. These projections reflect automotive operations in all regions, taking into account many regions and areas outside the U.S. and Germany that demonstrated dramatically improved results in 2007. In contrast, our recognition of the full valuation allowance in the U.S., Canada and Germany is attributable primarily to our adjusted historical financial results and our near-term future projections for each of these jurisdictions. Lastly, management believes that its progress in executing the North America turnaround plan, particularly the new collective bargaining agreement with the United Auto Workers, will have a significant positive effect on GM in the long-term, but for the reasons discussed above in our response to Comment #6, we placed little reliance on our long-term financial outlook in arriving at our conclusion that valuation allowances were necessary.
As the Staff’s comment points out, we included a discussion of the GM North American turnaround plan in our factors affecting current and future operations on page 78-79. This turnaround plan is a known trend that management believes it must discuss under Item 303 of Regulation S-K. In the third quarter Form 10-Q, we provided factual information to update our progress on this initiative, relating to items such as product introductions, cost savings and health care and legacy cost burdens. We do not see these statements as inconsistent with statements related to the deferred tax valuation allowance for the U.S., Canada and Germany. We note that this section included specific disclosures on page 78-79 that weaknesses in the U.S. automotive market would pose challenges to improvements in the near-term.

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In future filings, beginning with our 2007 Form 10-K. we will expand our disclosure to provide expanded descriptions of the challenges facing us in the U.S., Canadian and German markets and their impact on the Corporation as a whole. We will also provide more clarity on our profitability measures.
General
Finally, we acknowledge:
•	We are responsible for the adequacy and accuracy of the disclosure that we made in the Form 10-K and 10-Q;

•	Comments from the SEC Staff or changes to our disclosure in filings with the SEC in response to those comments do not foreclose the Commission from taking any action with respect to the Form 10-K and 10-Q; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please feel free to contact me at (313) 667-3434 if you or your staff have any additional questions or concerns you would like to discuss related to this letter or any of our filings.
Sincerely,
Nick S. Cyprus
Controller and Chief Accounting Officer